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                             August 17, 2021

       Jason McGlynn
       Senior Vice President and Chief Financial Officer
       Amplify Energy Corporation
       500 Dallas Street, Suite 1700
       Houston, Texas 77002

                                                        Re: Amplify Energy
Corporation
                                                            Form 10-K for the
Fiscal Year ended December 31, 2020
                                                            Filed March 11,
2021
                                                            File No. 001-35512

       Dear Mr. McGlynn:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2020

       Business
       Our Oil and Natural Gas Data
       Development of Proved Undeveloped Reserves, page 15

   1. Please expand the discussion of the changes in the net quantities of your proved undeveloped reserves to
clearly identify the source of each change, e.g. revisions,
                                                        improved recovery,
extensions and discoveries, transfers to proved developed, sales and acquisitions, and to
include an explanation relating to each of the items you identify. If two or more unrelated
factors are combined to arrive at the overall change for an item, you should separately
identify and quantify each material factor so that the change in net reserve quantities
between periods is fully explained.

                                                        The disclosure of
revisions in previous estimates of your proved undeveloped reserves in particular should
identify the changes associated with individual factors, such as changes
 Jason McGlynn
FirstName LastNameJason   McGlynn
Amplify Energy  Corporation
Comapany
August 17, NameAmplify
           2021          Energy Corporation
August
Page 2 17, 2021 Page 2
FirstName LastName
         caused by commodity prices, costs, royalty adjustments, well performance, unsuccessful and/or uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan. You may refer to
         Item 1203(b) of Regulation S-K if you require further clarification or guidance.

         Please similarly revise your disclosures of changes in the net quantities of total proved reserves on page F-41, to address for each period the changes depicted in each line item in the reconciliation, other than production, to comply with FASB ASC 932-235-50-5.
2. We note your disclosure indicating that none of the 17.2 MMBoe in proved undeveloped reserves as of December 31, 2020 are scheduled to be developed on a date more than five years from the date these reserves were initially disclosed. However, you also indicate that during the twelve months ending December 31, 2020, you converted approximately 0.1
         MMBoe or approximately 0.4% of the proved undeveloped reserves as of December 31,
         2019. That rate of conversion suggests that you may not be able to develop your proved undeveloped reserves within five years of initial disclosure.

         Please provide us with your development schedule, indicating for each future annual period, the number of gross wells to be drilled, the associated net quantities of reserves, and estimated capital expenditures necessary to convert such reserves to developed reserves, to include all of the proved undeveloped reserves disclosed as of December 31,
         2020, and describe any change made or expected to be made in the schedule that would deviate from the definition set forth in Rule 4-10(a)(31)(ii) of Regulation S-X.
3. Tell us the extent to which all of the undeveloped locations in the development schedule requested in the preceding comment are part of a development plan that is reviewed annually and adopted by management, including approval by the Board, if such approval is required. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X and the Question 131.04 in
         the Compliance and Disclosure Interpretations (C&DIs).
Undeveloped Acreage, page 17

4. You disclose that 3,849 net undeveloped acres or approximately 60% of the total 6,456 net undeveloped acres in Oklahoma are subject to lease expiration by the end of 2021.
         Please tell us the extent to which you have assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration.

         If there are material quantities of net proved undeveloped reserves relating to such locations, expand the disclosure here or in an appropriate section elsewhere in your filing to describe the uncertainty in reasonable detail, including the steps and related costs that would be necessary to extend the time to the expiration of such leases, considering the guidance in Rule 4-10(a)(26) of Regulation S-X and FASB ASC 932-235-50-10.
 Jason McGlynn
Amplify Energy Corporation
August 17, 2021
Page 3
Exhibits and Financial Statement Schedules
Exhibit Number 99.1 Report of Cawley, Gillespie and Associates, Inc., page 68

5. The reserves report includes among its results of the evaluation line items entitled
         Miscellaneous Expenses 1, Miscellaneous Expenses 2, Other Deductions, and
         Investments. Please tell us the types of costs represented by each line item shown in the results of the evaluation table. You should also obtain and file a revised reserves report that describes this information as part of the primary economic assumptions that are required to be disclosed pursuant to Item 1202(a)(8)(v) of Regulation S-K.
Financial Statements
Note 18 - Supplemental Oil and Gas Information (Unaudited), page F-39

6. We note your disclosure on page F-41 indicating that future costs used in calculating the standardized measure as of December 31, 2020 include the abandonment costs for your onshore and offshore properties.

         Please tell us if such abandonment costs include all of the costs relating to your properties located in federal waters offshore Southern California that are expected to be incurred in connection with the removal of all fixed drilling equipment, production facilities and the related offshore platforms and pipelines, and the plugging and abandonment of all wells, active and inactive, and all reclamation and restoration associated with abandonment.

         Please submit a schedule quantifying the abandonment costs associated with each of these activities that are reflected in your standardized measure and if applicable any incremental costs that have been excluded in calculating your standardized measure. If any such costs have been excluded, please explain your rationale and describe any disclosures that you would propose, considering the guidance in FASB ASC 932-235-50-36.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact Karl Hiller, Branch Chief, at
(202) 551-3686
with any other questions.



FirstName LastNameJason McGlynn                                 Sincerely,
Comapany NameAmplify Energy Corporation
                                                                Division of
Corporation Finance
August 17, 2021 Page 3                                          Office of
Energy & Transportation
FirstName LastName